SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 25, 2011 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated October 25, 2011, the Company reported rectified information required by applicable law related to the Directors’ compensation.

Financial statements as June 30, 2011:
1. Affected to the Profit and Loss statement:	$29,418,646
2. Final amount proposed to the shareholders meeting:	$29,418,646
Other information for determining the Computable Utility:
3. Fiscal Year result (tax net):	$260,578,000
4. (+/-) Adjustments for previous Fiscal Years:	—
5. (-) Accumulated losses at the beginning of the Fiscal Year:	—
6. (-) Statutory reserve:	$13,028,900
Subtotal	$247,549,100
7. (+) Compensation for Directors and Surveillance Committee assigned to the profit and loss statement:	$29,418,646
Total
8. Computable earnings:	$276,967,746
9. Proportion between retribution and computable earnings:	10.6%
10. Proportion between dividends and computable earnings:	0.0%

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: October 26, 2011.